This share transfer involves the securities of foreign companies.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

(Reference translation of the Japanese original)
April 11, 2011

To whom it may concern:

Company Name:	Kirayaka Bank, Ltd.
Code No.:	8520, 2nd Section of Tokyo Stock Exchange
Representative:	Manabu Awano, President
Contact:	Koji Kawagoe General Manager, Corporate Planning Div.
Tel.:	023-631-0001

Company Name:	The Sendai Bank, Ltd.
Representative:	Seiichi Mitsui, President
Contact:	Takayuki Haga General Manager, Policy Planning Dept.
Tel.:	022-225-8258

Notice Regarding Postponement of Business Integration

First, we would like to extend our most sincere condolences and deepest sympathy to the victims of the Great East Japan Earthquake, which occurred on March 11, 2011, as well as to all those affected by the disaster.

It is hereby announced that Kirayaka Bank, Ltd. (President: Manabu Awano) (“Kirayaka Bank”) and The Sendai Bank, Ltd. (President: Seiichi Mitsui) (“Sendai Bank”) have decided, at their respective Board of Directors’ meeting held earlier today, to postpone the business integration of the two banks, for which a basic agreement was concluded on October 26, 2010 to commence the negotiations concerning the proposed business integration of the two banks, with a view to integrating the operations of the two banks (the “Business Integration”) by means of a joint holding company to be established around October 2011.

1.	Background and Purpose of the Postponement

The Great East Japan Earthquake caused unprecedented damage and devastation to the Tohoku Region of Japan where the headquarters and main operational bases of both Kirayaka Bank and Sendai Bank are located.
In light of these circumstances, Kirayaka Bank and Sendai Bank, both of which serve as regional banks deeply rooted in the local communities, strongly believe that the two banks must focus their efforts and place the highest priority on providing all possible support to the local communities and economies toward the reconstruction of the earthquake-affected areas of the Tohoku Region.  With the above pressing needs in mind, Kirayaka Bank and Sendai Bank re-examined the current schedule of the Business Integration and have agreed to postpone the timing of the Business Integration initially planned around October 2011.

2.	New Schedule for Business Integration

Kirayaka Bank and Sendai Bank aim to complete the Business Integration by the earliest possible date in the fiscal year ending on March 31, 2013.
The two banks will also consider entering into some form of business alliance prior to the Business Integration where any combined effort could make a significant contribution to the reconstruction of the Tohoku Region.

Please direct inquiries to:

Kirayaka Bank. Ltd.:	Tohsyun Sugiyama Corporate Planning Division Tel. 023-628-3748

The Sendai Bank, Ltd.:	Tsuyoshi Ogata Policy Planning Department Tel. 022-225-8258